Cira Centre

2929 Arch Street

Philadelphia, PA 19104-2808

+1 215 994 4000 Main

+1 215 994 2222 Fax

www.dechert.com

CRAIG L. GODSHALL

craig.godshall@dechert.com

+1 215 994 2491 Direct

+1 215 655 2491 Fax

August 20, 2010

VIA EDGAR AND COURIER

Peggy Kim, Esq.

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Re:	Westway Group, Inc.
Schedule TO-I
Filed August 9, 2010
File No. 5-82912

Dear Ms. Kim:

On behalf of Westway Group, Inc. (“Westway”), we confirm receipt of the letter dated August 17, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Schedule TO-I, as amended (the “Schedule TO”), relating to the offer being made by Westway pursuant to the Offer to Purchase dated August 9, 2010, as amended, which is attached as Exhibit 99.(a)(1)(A) to the Schedule TO (the “Offer to Purchase”) and the related Letter of Transmittal, which is attached as Exhibit 99.(a)(1)(B) to the Schedule TO (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). We are responding to the Staff’s comments on behalf of Westway, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. Westway’s responses follow each of the Staff’s comments. Simultaneously with the filing of this letter, Westway is filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which amends the Offer to Purchase and incorporates Westway’s responses to the Staff’s comments, and an acknowledgement letter from Westway to the Staff. Courtesy copies of this letter, Amendment No. 1 and the acknowledgement letter are being submitted to the Staff via overnight courier.

Offer to Purchase

1.

We note that you are offering to purchase 45,999,900 warrants and that there are a total of 52,614,186 warrants outstanding. Please tell us why you believe that Rule 13e-3 does not apply to your tender offer, given that the warrants

August 20, 2010 Page 2

are listed on the NASDAQ Capital Market and you believe that the purchase of warrants pursuant to the offer may result in delisting. Refer to Rule 13e-3(a)(3)(i)(A) and (ii)(B) and Rule 3a11-1.

Response: Westway respectfully submits that Rule 13e-3 does not apply to the Offer because the Offer has neither a reasonable likelihood nor purpose of producing any of the effects specified in Rule 13e-3(a)(3)(ii). Rule 13e-3(a)(3)(ii)(A) is inapplicable because the warrants eligible for tender pursuant to the Offer are not currently registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or currently subject to reporting obligations under Section 15(d) of the Exchange Act, as they are instead registered under Section 12(b) of the Exchange Act. Westway does not believe there is a reasonable likelihood of the Offer producing the effect described in Rule 13e-3(a)(3)(ii)(B), and Westway supplementally confirms that it has no intention of seeking to produce such effect. Instead, for the reasons set forth below, there is a reasonable likelihood that the warrants eligible for tender pursuant to the Offer will continue to be listed on The NASDAQ Capital Market after the completion of the Offer. In addition, Westway’s units and class A common stock will also continue to be listed on The NASDAQ Capital Market.

The NASDAQ Marketplace Rules provide that, subject to limited exceptions, failure by an issuer to maintain compliance with one or more of the applicable standards for continued listing will result in delisting. Under Marketplace Rule 5560, the only continued listing requirements applicable to Westway’s warrants are that “the underlying security must remain listed on Nasdaq . . . and there must be at least two registered and active Market Makers . . . .” The Offer will have no impact on the underlying class A common stock of Westway or on the number of registered and active Market Makers (as such term is defined in the Marketplace Rules) in the warrants eligible for tender pursuant to the Offer. Based on the advice of its professional advisors, Westway also does not believe there is a reasonable likelihood that, as a result of the Offer, all of the 45,999,900 outstanding warrants eligible for tender pursuant to the Offer will be tendered, and therefore expects that, following the Offer, a portion of such outstanding warrants will remain outstanding and continue to be listed on The NASDAQ Capital Market. Accordingly, Westway has no reason to believe that there is a reasonable likelihood of the Offer causing the warrants eligible for tender pursuant to the Offer to be delisted under the applicable requirements and standards set forth in the Marketplace Rules, and therefore Rule 13e-3 is not applicable to the Offer.

After consideration of the factors set forth above, however, pursuant to Amendment No. 1 Westway has deleted in its entirety the third paragraph under the sub-heading “Certain Effects of the Offer” in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) on page 10 of the Offer to Purchase, in which Westway previously had stated that it believed that its purchase of up to 45,999,900 warrants pursuant to the Offer may result in delisting of the remaining warrants on The NASDAQ Capital Market.

August 20, 2010 Page 3

2.	Please advise us as to how you are complying with the all-holders rule in Rule 13e- 4(f)(8)(i), given that you are excluding the Underwriter Warrants and the Founders Warrants. We note that you do not consider the Underwriter Warrants and the Founders Warrants to be the same class of securities as the other 45,999,900 warrants that you are offering to purchase because they have different terms, including different expiration dates. In your analysis, please address whether the Underwriter Warrants and the Founders Warrants are included in the class of warrants that are registered pursuant to Section 12(b) and whether the Underwriter Warrants and Founders Warrants are similarly listed on the NASDAQ Stock Market.

Response: Westway respectfully submits that the Offer complies with Rule 13e-4(f)(8)(i) because, notwithstanding that the Underwriter Warrants, the Founder Warrants and the warrants eligible for tender pursuant to the Offer have been and continue to be registered under Section 12(b) of the Exchange Act, neither the Underwriter Warrants nor the Founder Warrants are for purposes of Rule 13e-4 the same class of securities as the warrants which are eligible for tender pursuant to the Offer. Although the term “class” is not defined specifically for purposes of Rule 13e-4, it is defined for other purposes under the Exchange Act. For example, Section 12(g)(5) of the Exchange Act provides that, for purposes of Section 12(g) of the Exchange Act, the term “class” includes “all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.”

Based on this definition of the term “class,” Westway believes that the differences among the material terms of the Underwriter Warrants, the Founder Warrants, as they will be amended,1 and the warrants eligible for tender pursuant to the Offer require each of them to be treated as a separate class of securities for purposes of Rule 13e-4. For instance, the differences between the Founder Warrants and the warrants eligible for tender pursuant to the Offer include the following:

•	The expiration date of each Founder Warrant is either May 24, 2012, May 24, 2013 or May 24, 2014. The expiration date of the warrants eligible for tender pursuant to the Offer is May 24, 2011.

[1]

For purposes of this discussion, we are referring to the terms of the Founder Warrants as they will exist once Westway and the warrant agent complete the administrative process currently underway of effecting the amendments to the founder warrant agreement and the corresponding amendments to the outstanding Founder Warrants, which were approved by the stockholders of Westway on June 30, 2010. It is expected that this process will be completed prior to the expiration of the Offer. For a further discussion of these amendments, see “Founder Warrant Agreement” in Section 10 (“Interests of Directors and Executive Officers; Transactions and Agreements Concerning Westway Securities”) of the Offer to Purchase.

August 20, 2010 Page 4

•

The Founder Warrants provide for the exercise on a cashless basis of the purchase rights represented by the Founder Warrants. The warrants eligible for tender pursuant to the Offer do not allow for cashless exercise.

•

The Founder Warrants are exercisable at any time until the earlier of (i) the specified expiration date or (ii) the date on which certain of our current directors cease to serve on our board of directors otherwise than for certain specified reasons. The warrants eligible for tender pursuant to the Offer are exercisable at any time until their expiration date.

The differences between the Underwriter Warrants and the warrants eligible for tender pursuant to the Offer include the following:

•

The warrant exercise price for the Underwriter Warrants is $6.25 per share (subject to limited adjustments). The warrant exercise price for the warrants eligible for tender pursuant to the Offer is $5.00 per share (subject to limited adjustments).

•

The Underwriter Warrants are not currently listed on The NASDAQ Capital Market. The warrants eligible for tender pursuant to the Offer and the Founder Warrants are currently listed on The NASDAQ Capital Market.

Westway respectfully submits that because of these differences, particularly the differences in exercise price and expiration dates, the Underwriter Warrants, the Founder Warrants and the warrants eligible for tender pursuant to the Offer each have a different value. Therefore, it is important to note that if the Underwriter Warrants, the Founder Warrants and the warrants eligible for tender pursuant to the Offer were treated as one class and all included in the Offer, it would be economically inefficient for Westway to conduct a tender offer for all of the warrants at the same time without either overpaying for certain warrants or violating the “best price” rule in Rule 13e-4(f)(8). Westway does not believe Rule 13e-4 was intended to cause such a result.

Accordingly, Westway respectfully submits that, as a result of the differences cited above, the Underwriter Warrants, the Founder Warrants and the warrants eligible for tender pursuant to the Offer are not the same class of securities for purposes of Rule 13e-4, and therefore the Offer complies with Rule 13e- 4(f)(8)(i).

Forward-Looking Statements, page 5

3.

Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995 and to Section 27A of the Securities Act and Section 21E of the Exchange Act, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the

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Exchange Act. Please also refrain from making further references to the PSLRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Response: In response to the Staff’s comment, pursuant to Amendment No. 1 Westway has revised the first paragraph under the heading “FORWARD-LOOKING STATEMENTS” on page 5 of the Offer to Purchase to omit the reference to the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and to Section 27A of the Securities Act and Section 21E of the Exchange Act. Westway supplementally confirms to the Staff that it will refrain from making further references to the PSLRA or its safe harbor provision in any future press releases or other communications relating to the Offer.

Determination of Validity, page 13

4.	Explain to us the purpose of the language that your interpretation of the terms and conditions of the offer will be final and binding. Please disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Response: In response to the Staff’s comment, pursuant to Amendment No. 1 Westway has revised the last two sentences under the sub-heading “Determination of Validity; Rejection of Warrants; Waiver of Defects; No Obligation to Give Notice of Defects” in Section 3 (“Procedures for Tendering Warrants”) on page 14 of the Offer to Purchase to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties and that security holders may challenge Westway’s determinations.

Conditions of the Offer, page 16

5.	We note the offeror’s right to waive conditions. If the offeror decides to waive any material conditions, please note that the offeror must expressly announce its decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the 80% minimum tender condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please supplementally confirm your understanding.

Response: In response to the Staff’s comment, Westway supplementally confirms to the Staff that, if it decides to waive any material condition, it will expressly announce its decision in a manner reasonably calculated to inform security holders of the waiver. Westway further supplementally confirms to the Staff that the waiver of the 80% minimum tender condition would constitute a material change requiring that at least five business days remain in the Offer after such waiver.

August 20, 2010 Page 6

6.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise the second condition since it is not apparent that security holders will understand what events or non-events would “trigger” the condition, allowing you to abandon the offer. In this regard, we note the reference to “threatened” actions, and those that “directly or indirectly challenge,” or those which “delay or otherwise directly or indirectly restrain.”

Response: In response to the Staff’s comment, pursuant to Amendment No. 1 Westway has revised the first paragraph in Section 6 (“Conditions of the Offer”) on page 16 of the Offer to Purchase to clarify that legal action may be considered “threatened” only if it is threatened in writing and to delete the phrase “directly or indirectly” as a qualifier of the terms “challenge” and “restrain.” Westway believes that this will allow for objective verification of whether the condition has been satisfied.

7.	You state that any condition may be waived “in whole or in part at any time and from time to time.” All conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration of the offer. Please revise this language to clarify.

Response: In response to the Staff’s comment, pursuant to Amendment No. 1 Westway has revised the first sentence of the final paragraph in Section 6 (“Conditions of the Offer”) on page 16 of the Offer to Purchase to clarify that all conditions to the Offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the Offer, must be satisfied or waived on or before the expiration of the Offer.

8.	Please refer to the language relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

Response: In response to the Staff’s comment, Westway supplementally confirms to the Staff that, if a condition is triggered and Westway still decides to proceed with the Offer, this will constitute a waiver of the triggered condition, and that depending upon the

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materiality of the waived condition and the number of days remaining in the Offer, Westway may be required to extend the Offer and recirculate new disclosure to security holders.

Incorporation by Reference, page 20

9.	We note that you appear to be attempting to incorporate by reference subsequently filed documents and reports. Please revise to clarify that the Schedule TO will be amended to incorporate such information since you are not permitted to forward incorporate on Schedule TO.

Response: In response to the Staff’s comment, pursuant to Amendment No. 1 Westway has revised the first paragraph under the sub-heading “Incorporation by Reference” in Section 9 (“Certain Information about Westway”) on page 20 of the Offer to Purchase to delete the reference to incorporation of subsequently filed documents and reports, and to clarify that the Schedule TO will be subsequently amended to incorporate any such information.

*    *    *

If you have any questions or require any additional information concerning the foregoing, please do not hesitate to contact me at 215-994-2491 or my colleague Stephen M. Leitzell at 215-994-2621. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Craig L. Godshall

cc: Thomas A. Masilla, Jr., Chief Financial Officer